JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

July 6, 2023

Mr. Christopher Bellacicco

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Pension Investors Trust – Form N-14 (File No. 333-272214)

Dear Mr. Bellacicco:

This letter provides the response of American Pension Investors Trust (the “Trust” or “Registrant”) to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you recently provided with respect to the Trust’s registration statement on Form N-14 as filed with the Commission via EDGAR on May 25, 2023, and the Registrant’s comment response letter submitted on July 3, 2023. For your convenience, I have summarized the comments in this letter, retaining the comment number for each consistent with the comment response letter submitted on July 3, and provided the Registrant’s responses.

General Comments

5. Comment: p. 16, In the Combined Prospectus/Proxy Statement, under the heading “Q: How do the Funds’ investment objectives, principal investment strategies, investment policies and principal risks compare? – Comparison of the Master Allocation Fund’s and the Growth Fund’s Investment Objective and Strategies” in the last paragraph disclosing that there will be a change to the principal investment strategy after the Reorganization for shareholders of the Master Allocation Fund because the investment strategies of the Growth Fund, unlike those of the Master Allocation Fund, focus principally on direct investments in stocks and debt securities, please state which assets of the Master Allocation Fund will be acquired by the Growth Fund, and if this is consistent with the Growth Fund’s investment strategy.

Response: The Registrant has included the following statement in the Combined Prospectus/Proxy Statement: After the Reorganization, the Growth Fund will sell the shares of the other Yorktown-advised funds previously held by the Master Allocation Fund and invest these assets in portfolio securities consistent with the Growth Fund’s investment objective and policies.

13. Comment: p. 35, in the Combined Prospectus/Proxy Statement, in Section V. Other Information – Factors Considered by the Board of Trustees of the Trust, Advisory Fees and Net Annual Fund Operating Expenses, The Reorganization of the Master Allocation Fund (Acquired Fund) into the Growth Fund (Acquiring Fund), the first sentence states that the Trustees considered

American Pension Investors Trust

July 6, 2023

that the Master Allocation Fund and the Growth Fund have the same contractual advisory fee. Please remove this sentence.

Response: The Registrant has removed the referenced sentence as requested.

14. Comment, p. 39: In the Combined Prospectus/ Proxy Statement, in the section titled “Effect of the Repositioning of the Target Fund’s Assets” please include the following sentence in bold type: The cost of the repositioning consists of brokerage costs, which will be borne by Fund shareholders.

Response: The Registrant has included the referenced sentence in bold type in the Combined Prospectus/Proxy Statement.

17. Comment, on the signature page, please include powers of attorney for each Trustee which includes specific reference to this Form N-14 filing and any amendments. Please include the requested powers of attorney in a registration statement filing on EDGAR form type POS-EX in lieu of a Form N-14/A.

Response: Registrant will affect a POS-EX filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended, with the SEC via EDGAR to include the requested powers of attorney for the Trustees in the Part C. The POS-EX filing will include the facing sheet to Form N-14, an explanatory note, and the Part C, including the powers of attorney.

* * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively